

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 20, 2007

By US Mail and Facsimile

Mr. Jeffrey Mason
Chief Financial Officer
Taseko Mines Limited
800 West Pender St., Suite 1020
Vancouver, BC
Canada V6C 2V6

> **Re:** **Taseko Mines Limited**
> **Form 20-F/A1 for the Fiscal Year Ended September 30, 2006**
> **Filed April 19, 2007**
> **File No. 1-32461**

Dear Mr. Mason:

We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A1 for the Fiscal Year Ended September 30, 2006

Financial Statements

General

1.   We understand from your response to prior comments 1, 4 and 5, that you intend
        to include disclosures in future filings, describing your Canadian and U.S.
        accounting policies for foreign currencies, overburden removal costs, and
        exploration and development costs. Please submit with your next response the
        draft disclosures that you plan to include to comply with these prior comments,
        and any additional disclosures that would be necessary to comply with the
        comments in this letter.

Note 3 – Significant Accounting Policies

(f) Plant and equipment

2.   We have read the disclosure you added in response to prior comment 4, appearing
        in the Critical Accounting Policies and Estimates section on page 40, stating
        "Capitalization of overburden removal ceases when the pit enters into the
        production stage – namely, when the pit reaches the point where it is providing a
        minimum of 10% of the mill feed for that particular mine on a continuous basis."
        Tell us how you came to the view that this policy is consistent with the guidance
        in EITF 04-6, which for U.S. GAAP purposes requires that stripping costs be
        attributed to production (inventory extracted) during the production phase; also
        clarifying that for purposes of that Issue, the production phase begins when
        "saleable minerals are extracted (produced) from an ore body, regardless of the
        level of production," except when de minimis saleable material has been extracted
        in conjunction with removing overburden to obtain access to the ore body. If you
        believe your approach is in agreement with EITF 04-6, please submit the policy
        disclosure revisions that you believe would aptly clarify your view, using
        consistent terminology.

(g) Mineral property interests

3.   We note the disclosure you added in response to prior comment 5, appearing in
        the Critical Accounting Policies and Estimates section on page 40, stating that
        exploration and development expenditures incurred subsequent to completing a
        feasibility study which either "increase production" or "extend the life or existing
        production" are capitalized. However, for U.S. GAAP purposes, exploration
        costs should be expensed, while development costs may be capitalized. Please
        make this distinction in your disclosure. If your Canadian GAAP policy is not

consistent in this area, you will need to address the prospect of making revisions to your GAAP reconciliation.

Also clarify whether your policy of capitalizing costs of your expenditure programs pertains only to costs necessary to establish proven or probable reserves, as defined in Industry Guide 7 (under existing economic conditions), or also extends to upgrading resources, from one category to another, when the purpose is not necessarily to establish proven and probable reserves. It should be clear whether, in stating that capitalization occurs when the program is "designed to increase measure and indicated resources to proven and probable reserves," is synonymous with being incurred *for the purpose* of converting mineralized material to proven and probable reserves in all cases.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief